                                 Exhibit 3 (c)


                 (c)  PROPOSED FORM OF CERTIFICATE (30022)

**  DATA  PAGE  **

THE AMOUNT OF THE DEATH BENEFIT OR THE DURATION OF THE DEATH BENEFIT MAY INCREASE OR DECREASE UNDER THE CONDITIONS DESCRIBED ON PAGES 3.02 AND 3.03.

THE CERTIFICATE'S CASH VALUE IN EACH INVESTMENT DIVISION OF THE SEPARATE ACCOUNT IS BASED ON THE INVESTMENT EXPERIENCE OF THAT INVESTMENT DIVISION AND MAY INCREASE OR DECREASE DAILY. IT IS NOT GUARANTEED AS TO DOLLAR AMOUNT. SEE THE SEPARATE ACCOUNT PROVISION.

The provisions on the pages which follow are a part of this certificate. This contains a summary of the terms of the Group Contract which is the contract between the Contract-holder and Paragon Life Insurance Company. This certificate is evidence of life insurance under the Group Contract and is subject to all of the terms and limits of the Group Contract and any amendments thereto. PLEASE READ YOUR CERTIFICATE CAREFULLY.

ISSUED BY: PARAGON LIFE INSURANCE CO.
           A STOCK COMPANY
           100 SOUTH BRENTWOOD
           ST. LOUIS, MISSOURI 63105
           (314) 862-2211

                              CERTIFICATE NUMBER:

                                   INSURED:

                         RIGHT TO EXAMINE CERTIFICATE

Please read this certificate. You may return this certificate to us or to the agent through whom it was purchased within 20 days from the date you receive it or within 45 days after the application is signed, whichever period ends later. If you return it within this period, the certificate will be void from the beginning. We will refund any premium paid.


                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE TO AGE 95

Flexible Premiums are payable during the lifetime of the insured to age 95. The death benefit is payable at the death of the insured prior to age 95 and while the certificate is in force, Cash surrender value, if any, is payable at the insured's age 95.

                     ALPHABETIC GUIDE TO YOUR CERTIFICATE



Page
6.04  Addition, Deletion or Substitution of
      Investments
3.04  Allocation of Net Premiums
6.01  Assignments
4.06  Basis of Computation
6.01  Beneficiary
4.04  Cash Surrender Value
4.01  Cash Values
3.03  Certificate Changes
3.01  Certificate Date
3.03  Change in Contract Type
3.03  Change in Face Amount
6.01  Change of Owner or Beneficiary
6.02  Claims of Creditors
6.01  Conformity with Statutes
6.02  Conversion Rights
3.02  Death Benefit
3.01  Definitions
6.02  Eligibility Change Conversion Privilege
      Application
3.04  Grace Period
3.01  Incontestability
7.01  Interest on Proceeds
4.03  Loan Account Cash Value
4.01  Loans
3.01  Maturity Date
6.03  Misstatement of Age and
      Corrections
4.03  Monthly Cost of Insurance
4.03  Monthly Deduction
4.02  Net Investment Factor
3.04  Net Premium
6.01  Owner
4.04  Partial Withdrawals
7.01  Payment of Benefits
3.04  Payment of Premiums
4.05  Postponement of Payments
3.02  Proceeds
3.05  Reinstatement
6.02  Right to ExamineIncrease in Face
      Amount
4.02  Separate Account Cash Value
6.03  Separate Account Provisions
6.02  Statements in
6.03  Suicide Exclusion
6.04  Transfers


Additional Benefit Riders, Modifications and Amendments, if any, and a copy of the Application are found following the final section.

CERTIFICATE SPECIFICATIONS



                    DESCRIPTION OF SEPARATE ACCOUNT C FUNDS


Variable Insurance Products Fund and Variable Insurance Products Fund II (collectively as "VIP") are open-end diversified management investment companies incorporated in Massachusetts. VIP offers eight separate portfolios ("Funds") which operate as distinct investment vehicles. The names and investment objectives of the portfolios are as follows:

Money Market Portfolio seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. The Portfolio invests in high quality U.S. dollar denominated money market securities of domestic and foreign issuers.

High Income Portfolio seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital.

Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

Growth Portfolio seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

Overseas Portfolio seeks long term growth of capital primarily through investments in foreign securities. Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside tyf the United States.

Investment Grade Bond Portfolio seeks as high a level of current income as is consistent with the preservation of capital. Under normal conditions, at least 65% of the Portfolio's total assets are invested in investment-grade fixed-income securities. The Portfolio will maintain a dollar-weighted average portfolio maturity of ten years or less.

Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term fixed-income instruments.

Index 500 Portfolio seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) of common stocks publicly traded in the United States, as represented by the Standard & Poor's 500 Composite Stock Price Index while keeping transaction costs and other expenses low. The Portfolio is designed as a long-term investment option.

There can be no assurance that the investment objectives of these Funds, or any other Funds that the Company may create, will be achieved.

                           SURRENDER CHARGE SCHEDULE




INSURED:                    John Doe     CERTIFICATE #:        6,000,000

AMOUNT OF INSURANCE:         $50,000     CERTIFICATE DATE:     October 1, 1993

SURRENDER CHARGE FACTOR:         30%     GUIDELINE ANNUAL      $1,000.00
                                         PREMIUM:

        CERTIFICATE                             SURRENDER
           YEAR                             CHARGE PERCENTAGE
----------------------------------------------------------------------

            1                                      100%
            2                                       90%
            3                                       80%
            4                                       70%
            5                                       60%
            6                                       50%
            7                                       40%
            8                                       30%
            9                                       20%
            10                                      10%
            11+                                      0%


If this amount of insurance is fully surrendered during the 10 years following the effective date, the surrender charge is the appropriate percentage shown above times the surrender charge amount defined in Section 5 Cash Values. If this amount of insurance is decreased by some fraction of the total amount during the 10 years following the effective date, the surrender charge amount will be the previously defined surrender charge times the fraction. A new Surrender Charge Schedule page will be mailed to you for the remaining coverage. If the amount of insurance is increased, a surrender charge will apply during the 10 years following the effective date of the increase. A new Surrender Charge Schedule page for the increase will be mailed to you. The Surrender Charge factor will not change for the increase.

              TABLE OF GUARANTEED MONTHLY COST OF INSURANCE RATES
                              RATES ARE PER $1000


INSURED:                                        CERTIFICATE NUMBER:
                                                CERTIFICATE DATE:



ATTAINED                    ATTAINED                    ATTAINED
  AGE          RATE           AGE           RATE           AGE           RATE
  ---          ----           ---           ----           ---           ----

  18           0.155           19           0.161           20           0.163
  21           0.165           22           0.163           23           0.163
  24           0.161           25           0.159           26           0.158
  27           0.158           28           0.159           29           0.163
  30           0.167           31           0.172           32           0.178
  33           0.187           34           0.196           35           0.207
  36           0.221           37           0.238           38           0.257
  39           0.278           40           0.303           41           0.329
  42           0.357           43           0.386           44           0.416
  45           0.449           46           0.483           47           0.520
  48           0.559           49           0.603           50           0.651
  51           0.705           52           0.767           53           0.836
  54           0.911           55           0.988           56           1.071
  57           1.155           58           1.244           59           1.342
  60           1.450           61           1.576           62           1.723
  63           1.891           64           2.078           65           2.276
  66           2.486           67           2.704           68           2.933
  69           3.188           70           3.478           71           3.813
  72           4.208           73           4.66            74           5.163
  75           5.708           76           6.284           77           6.884
  78           7.517           79           8.203           80           8.968
  81           9.837           82          10.829           83          11.941
  84          13.150           85          14.440           86          15.795
  87          17.213           88          18.699           89          20.262
  90          21.925           91          23.733           92          25.762
  93          28.155           94          31.307


THESE RATES ARE FOR THE BASE COVERAGE AT ISSUE. They are based on 125 percent of the 1980 Commissioners Standard Ordinary Mortality Table C Age Last Birthday.

Any values guaranteed in this certificate are based on these rates.

1. DEFINITIONS IN THIS CERTIFICATE

We, Us and Our

The Paragon Life Insurance Company.


You and Your

The owner of this certificate. The owner may be someone other than the insured.

In the application the words "You" and "Your" refer to the proposed insured person(s).


Insured

The person whose life is insured under this certificate. See the certificate specifications page. The insured must be eligible to participate in the plan sponsored by the contractholder at the time this certificate is issued.


Issue Age

The insured's age at his or her last birthday as of the certificate date.


Attained Age

The issue age plus the number of completed certificate years.


Certificate Date

The date of issue of this certificate is the effective date of coverage under this certificate. It is also the date from which certificate anniversaries, certificate years, and certificate months are measured.


Investment Start Date

The date the first premium is applied to the Divisions of the Separate Account. This date will be the later of:

- The certificate date; or

- The date we receive the first premium at our home office.


Maturity Date

The certificate anniversary on which the insured attains age 95. If the insured is living and the certificate is in force on this date, the cash surrender value is payable. It is possible that insurance coverage may not continue to the maturity date even if planned premiums are paid in a timely manner.


Monthly Anniversary

The same date in each succeeding month as the certificate date except that whenever the monthly anniversary falls on a date other than a valuation date, the monthly anniversary will be deemed the next valuation date. If any monthly anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the monthly anniversary will be the last day of that month.


Business Day

Any day that we are open for business.


Separate Account

A separate investment account created by us to receive and invest net premiums received for this certificate. The particular Separate Account for this certificate is indicated on the certificate specifications page.


Loan Account

The account to which we will transfer from the Divisions of the Separate Account the amount of any certificate loan.


Loan SubAccount

A Loan SubAccount exists for each Division of the Separate Account. Any cash value transferred to the Loan Account will be allocated to the appropriate Loan SubAccount to reflect the origin of the cash value. At any point in time, the Loan Account will equal the sum of all the Loan SubAccounts.


Actively at Work

The employee must work for his employer at his usual place of work or such other places as required by his employer in the course of such work for the full number of hours and full rate of pay, as set by the employment practices of his employer. In no event will the amount of time worked per week be less than 30 hours.


Contract

The Group Flexible Premium Variable Life Insurance Contract issued to the contractholder by us.

2. DEATH BENEFITS

Proceeds

The certificate proceeds are:

1. The death benefit under the contract type then in effect; plus

2. The monthly cost of insurance for the portion of the certificate month from the date of death to the end of the month of death; less

3. Any loan and loan interest due.


Death Benefit

The death benefit depends upon the contract type in effect on the date of the insured's death. The contract type in effect is shown on the certificate specifications page.

Level Contract Type: (Death benefit is level except when it equals a percentage of cash value.)

The death benefit is the greater of:

1. The face amount; or

2. The applicable percentage of the cash value on the date of death as described in Section 7702(d) of the Internal Revenue Code of 1986 or any applicable successor provision thereto.

Increasing Contract Type:

The death benefit is the greater of:

1. The face amount plus the cash value on the date of death; or

2. The applicable percentage of the cash value on the date of death as described in Section 7702(d) of the Internal Revenue Code of 1986 or any applicable successor provision thereto.

Not withstanding anything in this certificate, the death benefit will in no case be less than the amount necessary to cause the certificate to meet the guideline premium test set forth in Section 7702(c) of the 1986 Internal Revenue Code or any applicable successor.


Applicable Percentage

The percentages as currently described in Section 7702(d) of the Internal Revenue Code of 1986 are as follows:

In the case of an insured with an attained age as of the beginning of the certificate year of:

More than:    But not more than:

     0  ..........   40
    40  ..........   45
    45  ..........   50
    50  ..........   55
    55  ..........   60
    60  ..........   65
    65  ..........   70
    70  ..........   75
    75  ..........   90
    90  ..........   95
    95  ..........  100
    100 ..........  100
                    or higher


The applicable percentage will decrease by a ratable portion for each full year:

From:           To:

250  .........  250
250  .........  215
215  .........  185
185  .........  150
150  .........  130
130  .........  120
120  .........  115
115  .........  105
105  .........  105
105  .........  100
100  .........  100
100  .........  100

Certificate Changes

You may request certificate changes at any time unless we specifically indicate otherwise. We reserve the right to limit the number of changes to one per certificate year and to restrict the changes in the first certificate year. The types of changes allowed are explained below.

No change will be permitted that would result in this certificate not satisfying the requirements of Section 7702 of the Internal Revenue Code of 1986 or any applicable successor provision thereto.


Change in Face Amount

The face amount may be changed by sending us a written request.

Any decrease in face amount will be subject to the following conditions:

1. The decrease will become effective on the monthly anniversary on or following our receipt of the request.

2. The decrease will reduce the face amount in the following order:

   a. The face amount provided by the most recent increase;

   b. Face amounts provided by the next most recent increases, successively;
and

   c. The face amount when the certificate was issued.

3. The face amount remaining in force after any requested decrease may not be less than the minimum face amount shown on the certificate specifications page.

4. Any decrease must be at least $5,000.

Any increase in face amount will be subject to the following conditions:

1. Proof that the insured is insurable by our standards on the date of the requested increase must be submitted.

2. The increase will become effective on the monthly anniversary on or following our receipt of such proof.

3. Any increase must be at least $5,000.

4. The insured must have an attained age not greater than age 80 on the anniversary date that the increase will become effective.

We will amend your certificate to show the effective date of the decrease or increase.


Change in Contract Type

The contract type in effect may be changed by sending us a written request. The effective date of change will be the monthly anniversary on or following the date we receive the request. On the effective date of this change the death benefit payable does not change.

If the contract type in effect is increasing, it may be changed to level. The face amount will be increased to equal the death benefit on the effective date of change.

If the contract type in effect is level, it may be changed to increasing. Proof that the insured is insurable by our standards on the date of the change must be submitted. The face amount will be decreased to equal the death benefit less the cash value on the effective date of change. This change may not be made if it would result in a face amount which is less than the minimum face amount shown on the certificate specifications page.

3. PREMIUMS AND GRACE PERIOD

Payment of Premiums

Your first premium is due as of the certificate date. While the insured is living, premiums after the first must be paid at our home office. If this certificate is in your possession and you have not paid the first premium, it is not in force. It will be considered that you have the certificate for inspection only.

Premiums after the first may be paid in any amount and at any interval subject to the following conditions:

1. No premium payment may be less than $20.00.

2. Total premiums paid in any certificate year may not exceed the maximum premium limit for that certificate year. The maximum premium limit for a certificate year is the largest amount of premium which can be paid in that certificate year such that the sum of the premiums paid under the certificate will not at any time exceed the guideline premium limitation referred to in
   Section 7702(c) of the Internal Revenue Code of 1986, or as set forth in any applicable successor provision thereto. The maximum premium limit for following certificate year will be shown on your annual report.

   On any date that we receive a premium which causes the death benefit to increase by an amount that exceeds that premium received, we reserve the right to refuse the premium payment. We may require additional evidence of insurability before we accept the premium payment.


Net Premium

The premium paid times the net premium percentage from the certificate specifications page is the net premium.


Allocation of Net Premiums

You determine the allocation of net premiums among the Divisions of the Separate Account. The minimum percentage (other than zero) that may be allocated to any Division of the Separate Account is 10%. Percentages must be in whole numbers. The initial allocation is shown on the certificate specifications page.


Your Right to Change Allocation

You may change the allocation of future net premiums among the Divisions of the Separate Account subject to the conditions outlined in the Allocation of the Net Premiums provision. The change in allocation percentages will take effect immediately upon our receipt of your written request.


Grace Period

We will allow a grace period of 62 days. The grace period will start on any monthly anniversary when the cash surrender value is not large enough to cover the next monthly deduction. (Monthly deduction is defined in the Cash Values Section.) At that time, we will send you and any assignee of record a notice. The notice will indicate the minimum premium needed to keep the certificate in force and the date such payment is due.

If you do not pay a premium large enough to cover the monthly deduction by the end of the grace period, your certificate will lapse at the end of that 62 day period. It will then terminate without cash value. If the insured dies during the grace period, any past due monthly deductions will be deducted from the death benefit.

Reinstatement

You may reinstate your lapsed certificate within 5 years after the date of lapse. This must be done before the insured's age 95. You must submit the following items:

1.      A  written request for reinstatement.

2.      Proof satisfactory to us that the insured is insurable by our standards.

3.      A premium large enough to cover:

        a.   The monthly deductions due at the time of lapse; and

        b.   Two times the monthly deduction due at the time of reinstatement.

The insured must be alive on the date we approve the request for reinstatement. If the insured is not alive, such approval is void and of no effect.

The reinstated certificate will be in force from the date we approve the reinstatement application. There will be a full monthly deduction for the certificate month which includes that date. The only accumulation value of this certificate upon reinstatement will be the amount provided by the premium then paid. The application for reinstatement will be contestable for two years during the lifetime of the insured from the date of its approval.

Any loan and loan interest due on the date of lapse may be paid or reinstated. Any loan and loan interest reinstated will cause a cash value of an equal amount to also be reinstated.

Any loan paid at the time of reinstatement will cause an increase in cash value equal to the amount of the repaid loan.

4.      LOANS

After the first certificate anniversary, you may borrow an amount not in excess of the loan value of your certificate while it is in force. The minimum amount of your net loan request at any one time must be at least $100. Your certificate will be the sole security for such loan. We have the right to require your certificate for endorsement.

The loan value is 85% of the cash value of your certificate at the date of the loan request, reduced by:

1.      Any existing loans and loan interest due; and

2.      Any surrender charges.

You may allocate the certificate loan and loan interest due on this loan among the Divisions of the Separate Account. If you do not specify the allocation, then the certificate loan will be allocated among the Divisions of the Separate Account in the same proportion that the cash value in each Division bears to the total cash value of the certificate, minus the cash value in the Loan Account, on the date of the certificate loan.

Cash value equal to the certificate loan and the loan interest due on this loan allocated to each Division of the Separate Account will be transferred to the Loan Account, reducing the cash value allocated to the Divisions of the Separate Account accordingly.

Cash value held in the Loan Account for loan collateral will earn interest daily at an annual rate not less than the Loan Account guaranteed interest rate shown on the certificate specifications page.

Interest payable on a loan accrues daily. Loan interest is due and payable in arrears on each certificate anniversary or on a pro rata basis for any shorter period as the loan may exist. If you do not pay the interest when it is due, we will add it to your existing loan if your certificate has sufficient loan value. We will charge the same rate of interest on this amount as on the certificate loan. The total loan rate will be 8.0% per year.

Loan  Repayments

All funds received will be credited to your certificate as a premium unless clearly marked for loan repayment.

You may repay your loan in whole or in part at any time before the death of the insured while the certificate is in force. When a loan repayment is made, cash value securing the debt in the Loan Account equal to the loan repayment will be repaid to the Divisions of the Separate Account in the same proportion that the cash value in the Loan Account bears to the cash value in each Loan SubAccount as of the date the original loan was made, unless you indicate a specific allocation to the Divisions of the Separate Account. Unpaid loans and loan interest will be deducted from any settlement of your certificate.

If you fail to make repayment when the total loan and loan interest due would exceed the cash value, less any surrender charges, your certificate will terminate. We will allow you a grace period for such payment of loans and loan interest due. In such event the certificate becomes void at the end of the grace period, we will mail a notice to your last known address, the last known address of the insured, and that of any assignee of record. This grace period will expire 62 days from the monthly anniversary immediately before the date the total loan and loan interest due exceeds the cash value less any surrender charges and any unpaid monthly expense charges; or 31 days after such notice has been mailed, if later.

5.      CASH VALUES

Cash Value

The cash value of your certificate is equal to the total of:

-       The cash value in the Divisions of the Separate Account; plus

-       The cash value in the Loan Account.

You may borrow against the loan value of your certificate. The interest rate used to calculate the interest earned on the cash values in the Loan Account securing any certificate loan will be at an effective annual rate not less than the Loan Account guaranteed interest rate shown on the certificate specifications page.

Separate Account Cash Value

The cash value in each Division of the Separate Account on the Investment Start Date is equal to:

- The portion of the initial net premium received and allocated to the Division; minus

- The portion of the monthly deductions due from the certificate date through the Investment Start Date charged to the Division.

The cash value in each Division of the Separate Account on a subsequent valuation date is equal to:

- The cash value in the Division on the preceding valuation date multiplied by that Division's net investment factor for the current valuation period; plus

- Any portion of net premium received and allocated to the Division during the current valuation period; plus

- Any net amounts transferred to the Division from another Division during the current valuation period; plus

- Any loan repayments allocated to the Division during the current valuation period; plus

- That portion of any interest credited on outstanding loans which is allocated to the Division during the current valuation period; minus

- Any amounts transferred plus any transfer charge from the Division during the current valuation period; minus

- Any partial withdrawal plus any withdrawal transaction charge from the Division during the current valuation period; minus

-       Any surrender charges incurred during the current valuation period;
        minus

- Any amount transferred from the Division to the Loan Account during that valuation period; minus

- If a monthly anniversary occurs during the current valuation period, the portion of the deduction charged to the Division during the current valuation period to cover the certificate month which starts during that valuation period.

Net Investment Factor

The Net Investment Factor measures the investment performance of a Division during a valuation period. The Net Investment Factor for each Division for a valuation period is calculated as follows:

- The value of the assets at the end of the preceding valuation period; plus

- The investment income and capital gains---realized or unrealized --- credited to the assets in the valuation period for which the net investment factor is being determined; minus

- The capital losses --- realized or unrealized--- charged against those assets during the valuation period; minus

- Any amount charged against each Division for taxes, including any tax or other economic burden resulting from the application of tax laws that we determine to be properly attributable to the Divisions of the Separate Account, or any amount we set aside during the valuation period as a reserve for taxes attributable to the operation or maintenance of each Division; minus

- A charge not to exceed .0024547% for each day in the valuation period. This corresponds to 0.90% per year for mortality and expense risks; divided by

-       The value of the assets at the end of the preceding valuation period.

Loan Account Cash Value

The cash value of the Loan Account as of the Investment Start Date is zero.

The cash value of the Loan Account on any day after the Investment Start Date is equal to:

- The cash value of the Loan Account on the preceding business day, with interest; plus

- Any net amount transferred to the Loan Account from the Divisions of the Separate Account on that day; minus

-       Any loan repayments on that day.

Monthly Cost of Insurance

The monthly cost of insurance for the following month is deducted on the monthly anniversary date. The monthly cost of insurance is 1, below, multiplied by the difference between 2 and 3 below:

1.      The monthly cost of insurance rate.

2. The death benefit at the beginning of the certificate month divided by 1.0040741.

3. The cash value at the beginning of the certificate month, before the deduction of the monthly cost of insurance.

If the contract type is level and if there has been an increase in the face amount, then the cash value will first be considered a part of the face amount when the certificate was issued. If the cash value is greater than the initial face amount, the excess cash value will then be considered a part of each increase in order, starting with the first increase.

Monthly Cost of Insurance Rates

At the beginning of each certificate year, the monthly cost of insurance rate is determined using the insured's attained age. The monthly cost of insurance rate is based on the attained age and rate class. For the initial face amount, we will use the rate class on the certificate date. For each increase, we will use the rate class applicable to the increase. If the death benefit equals a percentage of the cash value, any increase in cash value will cause an automatic increase in the death benefit. The rate class for such increase will be the same as that used for the most recent increase that required proof that the insured was insurable by our standards.

The monthly cost of insurance rates will never exceed the rates shown on the Table of Guaranteed Monthly Cost of Insurance Rates page divided by 1,000. Any change in the cost of insurance rates will apply to all persons of the same age, and classification whose certificates have been in force for the same length of time.

First Year Monthly Expense Charge

The amount of additional monthly expense to be charged during the first certificate year is shown on the certificate specifications page.

Monthly Expense Charge

The amount of the monthly expense charge is shown on the certificate specifications page.

Monthly Deduction

The monthly deduction is:

1.      The monthly cost of insurance; plus

2. The monthly cost of insurance for any rider included with this certificate; plus

3.      The monthly expense charge; plus

4.      For the first certificate year, the first year monthly expense charge.

The monthly deduction for a certificate month will be allocated among the Divisions of the Separate Account in the same proportion that the cash value in each Division bears to the total cash value of the certificate, minus the cash value in the Loan Account on the monthly anniversary.

Cash Surrender Value

The cash surrender value of this certificate is:

1.      The cash value at the time of surrender; less

2.      Any loan and loan interest due; less

3.      Any surrender charge.

Surrender

You may surrender your certificate for its cash surrender value at any time during the lifetime of the insured by sending us a written request. The cash surrender value will be determined as of the date we receive your written request at our home office. The cash surrender value will not be reduced by any monthly deduction due on that date for a subsequent certificate month.

Partial Withdrawals

After the first certificate year, you can make a partial withdrawal of cash subject to the following conditions:

-       You may make up to one partial withdrawal each certificate month.

- The minimum amount of your net partial withdrawal request from any one Division must be at least $50.00 of a Division or your entire balance in that Division, if smaller.

- The total amount of your net partial withdrawal request at any one time must be at least $500.

- The amount of withdrawal obtained by partial withdrawal may not exceed the loan value.

Allocation of Partial Withdrawals

You may allocate the partial withdrawal, subject to the above conditions, among the Divisions of the Separate Account. If you do not specify the allocation, then the partial withdrawal will be allocated among the Divisions of the Separate Account in the same proportion that the cash value in each Division bears to the total cash value of the certificate, minus the cash value in the Loan Account on the date of the partial withdrawal.

If the contract type is level and the death benefit equals the face amount, then a partial withdrawal will decrease the face amount by an amount equal to the partial withdrawal plus the applicable surrender charge. The surrender charge will be allocated among the Divisions of the Separate Account in the same proportion that the partial withdrawal was allocated among the Divisions of the Separate Account. If the death benefit equals a percentage of the cash value then a partial withdrawal will decrease the face amount by any amount by which the partial withdrawal plus the applicable surrender charge exceeds the difference between the death benefit and the face amount. The face amount will be decreased in the following order:

1.      The face amount at issue; and

2.      Any increases in the same order in which they were issued.

No partial withdrawal will be processed which will result in the face amount being decreased below the minimum face amount shown on the certificate specifications page.

We reserve the right to change the minimum amount or the number of times you may make a partial withdrawal. Each partial withdrawal is subject to an administrative charge equal to the lesser of $25.00 or 2% of the amount of the partial withdrawal.

Surrender Charge

If the certificate is surrendered, a surrender charge will be applied:

1. With respect to the initial face amount and the number of completed certificate years from the certificate date; and

2. With respect to each increase in face amount and the number of completed years from the effective date of that increase.
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The surrender charge amount for the initial face amount for the first certificate year will be the lesser of:

1. The Surrender Charge Factor multiplied by actual premiums paid during the first certificate year to meet our minimum premium requirements; or

2. The Surrender Charge Factor multiplied by the guideline annual premium. The guideline annual premium is shown on the surrender charge schedule page.

This amount as calculated at the end of the first certificate year will be used to determine the surrender charge for any decrease in the initial face amount or full cash surrender of the initial face amount in subsequent years.

The surrender charge amount for an increase in face amount during the twelve certificate months following any increase will be the lesser of:

1. The Surrender Charge Factor multiplied by the premiums that are allocated to that increase during the twelve certificate months following the increase; or

2. The Surrender Charge Factor multiplied by the guideline annual premium for the increase. The guideline annual premium for the increase will be shown on the surrender charge schedule page for the increase.

This amount as calculated at the end of the first year following the effective date of the increase will be used to determine the surrender charge for any decrease in increased face amount or full cash surrender following the increase in subsequent years.

The premium allocated to an increase for purposes of determining the surrender charge will be based on the rules established by the Securities and Exchange Commission and may include a part of the existing cash value.

The Surrender Charge Percentage for the initial face amount and any increase in face amount is shown on the surrender charge schedule page for the respective face amount. The Surrender Charge Percentage multiplied by the surrender charge amount determines the appropriate surrender charge to be assessed.

The Surrender Charge Factor is shown on the surrender charge schedule page.

A surrender charge will apply to any decrease in face amount. A decrease in face amount may decrease some of the initial face amount and some or all of any increases in face amount as provided in Section 2. A partial withdrawal may cause a decrease in face amount as provided above and, therefore, a surrender charge may be taken. The amount of surrender charge applied because of a decrease in face amount is defined on the surrender charge schedule page for the face amount being decreased. The surrender charge for a decrease in face amount is deducted from the cash value on the effective date of the decrease.

Postponement of Payments

We will usually pay any amounts payable on surrender, partial withdrawal or certificate loan allocated to the Divisions of the Separate Account within seven days after written notice is received. We will usually pay any death benefit proceeds within seven days after we receive due proof of claim. Payment of any amount payable on surrender, partial withdrawal, certificate loan or death may be postponed whenever:

1. The New York Stock Exchange or our home office are closed (other than customary weekend and holiday closing) or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission;

2. The Securities and Exchange Commission, by order, permits postponement for the protection of certificate owners; or

3. An emergency exists as determined by the Securities and Exchange Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Separate Account.

Transfers may also be postponed under the circumstances listed above.
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Continuation of Insurance

If all premium payments cease, the insurance provided under this certificate, including benefits provided by any rider attached to this certificate will continue in accordance with the provisions of this certificate for as long as the cash surrender value is sufficient to cover the monthly deductions. Any remaining cash surrender value will be payable on the maturity date.

Basis of Computation

The minimum cash values and net single premiums, if any, are based on 1) 125 percent of the Commissioner's 1980 Standard Ordinary Mortality Table C age last birthday; and 2) compound interest at 5% a year.

All values are at least equal to those required by any applicable law of the state that governs your certificate. We have filed a detailed statement of the method of calculating cash values and reserves with the insurance supervisory official of that state.


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6.   PERSONS WITH AN INTEREST IN THE CERTIFICATE

Owner

The owner is as shown in the application or in any supplemental agreement attached to this certificate, unless later changed as provided in this certificate. You, as owner, are entitled to all rights provided by this certificate, prior to its maturity date. Ownership may be changed in accordance with the Change of Owner or Beneficiary provision. After the maturity date, you can not change the payee nor the mode of payment, unless otherwise provided in this certificate. Any person whose rights of ownership depend upon some future event will not possess any present rights of ownership. If there is more than one owner at a given time, all must exercise the rights of ownership. If you should die, and you are not the insured, your interest will go to your estate unless otherwise provided.

Beneficiary

The original beneficiary is shown in the application. You may change the beneficiary in accordance with the Change of Owner or Beneficiary provision. Unless otherwise stated, the beneficiary has no rights in this certificate before the death of the insured. If there is more than one beneficiary at the death of the insured, each will receive equal payments unless otherwise provided. If no beneficiary is living at the death of the insured the proceeds will be payable to you, if you are living, or to your estate.

Change of Owner or Beneficiary

During the insured's lifetime you may change the ownership and beneficiary designations, subject to any restrictions as stated in the Owner or Beneficiary provisions. You must make the change in written form satisfactory to us. If acceptable to us it will take effect as of the time you signed the request, whether or not the insured is living when we receive your request at our home office. The change will be subject to any assignment of this certificate or other legal restrictions. It will also be subject to any payment we made or action we took before we received your written notice of the change. We have the right to require the certificate for endorsement before we accept the change.

If you are also the beneficiary of the certificate at the time of the insured's death, you may designate some other person to receive the proceeds of the certificate within 60 days after the insured's death.

Assignments

We will not be bound by an assignment of the certificate or of any interest in it unless:

1.   The assignment is made as a written instrument,

2. You file the original instrument or a certified copy with us at our home office, and

3.   We send you an acknowledged copy.

We are not responsible for determining the validity of any assignment. If a claim is based on an assignment, we may require proof of interest of the claimant. A valid assignment will take precedence over any claim of a beneficiary.


7.   GENERAL PROVISIONS

Entire Contract

We have issued this certificate in consideration of the application and payment of premiums. The certificate, the application for it, any riders, and any application for an increase in face amount constitute the entire contract and are attached to and made a part of the certificate when the insurance applied for is accepted. A copy of any application for reinstatement will be sent to you for attachment to this certificate and will become part of the contract of reinstatement and of this certificate. The certificate may be changed by mutual agreement. Any change must be in writing and approved by our President, Vice President, or Secretary. Our agents have no authority to alter or modify any terms, conditions, or agreements of this certificate, or to waive any of its provisions.

Conformity with Statutes

If any provision in this certificate is in conflict with the laws of the state which govern this certificate, the provision will be deemed to be amended to conform with such laws. In addition, we reserve the right to change this certificate if we determine that a change is necessary to meet the requirements of the Internal Revenue Code, or its regulations or published rulings.


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Statements in Application

All statements made by the insured or on his or her behalf, or by the applicant, will be deemed representations and not warranties, except in the case of fraud. Material misstatements will not be used to void the certificate, any rider or any increase in face amount or deny a claim unless made in the application for a certificate, rider or an increase in face amount.

Claims of Creditors

To the extent permitted by law, neither the certificate nor any payment under it will be subject to the claim of creditors or to any legal process.

Right to Examine Increase in Face Amount

You have the right to request us to cancel an increase in face amount and receive a refund. The request must be made no later than:

- 20 days from the date you received the new certificate specifications page for the increase; or

-    45 days after the date you signed the application for the increase.

The refund will equal the monthly deductions associated with that increase. If you do request us to cancel the increase but do not request a refund, the monthly deductions associated with that increase will be restored to the certificate's cash value. This amount will be allocated to the Divisions of the Separate Account in the same manner as it was deducted.

Conversion Rights

Once during the first two certificate years you have the right, upon written request, to exchange this certificate for a life insurance policy that provides for benefits that do not vary with the investment return of the Divisions of the Separate Account. No evidence of insurability will be required. However, we will require that this certificate be in force and that you repay any existing indebtedness. At the time of the conversion, the new policy will have, at your option, either the same death benefit or the same difference between death benefit and cash value as this certificate. The new policy will also have the same issue date and issue age as this certificate. The planned premiums for the new policy will be based on our rates in effect for the same issue age and risk class as the original certificate.

You also have the right once during the first two years following the effective date of an increase in face amount to exchange the increased portion of this certificate for a life insurance policy that provides for fixed benefits. The provisions applicable to the conversion of the entire certificate described above are also applicable to a conversion of an increase in face amount.

Eligibility Change Conversion Privilege

If an insured's eligibility under the Contract ends due to the termination of the contract or termination of the employee's employment, your coverage, if still in force, will convert automatically to an individual policy. Such individual policy will provide benefits which are identical to those provided under this certificate.

An amendment to convert the certificate to an individual policy will be mailed:

1. Within 31 days after we receive written notification that the employee's employment ended; or after the termination of the contract; and

2. Once any premium necessary to prevent the policy from lapsing is paid to us at our home office.

The planned premiums for this individual policy may be paid annually, semiannually, quarterly, or at other intervals we may establish from time to time. Additional premium payments may be made at any time subject to limitations identical to those contained in this certificate.

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Misstatement of Age and Corrections

If there is a misstatement of age in the application, the amount of the death benefit will be that which would be purchased by the most recent mortality charge at the correct age.

If we make any payment or certificate changes in good faith, relying on our records, or evidence supplied to us, our duty will be fully discharged. We reserve the right to correct any errors in the certificate.

Incontestability

We can not contest this certificate after it has been in force during the lifetime of the insured for two years from its certificate date. We can not contest an increase in face amount with regard to material misstatements made concerning such increase after it has been in force during the lifetime of the insured for two years from its effective date. We can not contest any reinstatement of this certificate after it has been in force during the lifetime of the insured for a period of two years from the date we approve the reinstatement. This provision will not apply to any rider which contains its own incontestability clause.

Suicide Exclusion

If the insured dies by suicide, while sane or insane, within two years from the certificate date (or within the maximum period permitted by law of the state in which this certificate was delivered, if less than two years), the amount payable will be limited to the amount of premiums paid, less any outstanding certificate loans with interest to the date of death, and less any partial withdrawals.

If the insured, while sane or insane, commits suicide within two years after the effective date of any increase in face amount, the death benefit for that increase will be limited to the monthly deductions for the increase.

If the group contract is issued to a contractholder in the state of Missouri, then this certificate is considered issued to a Missouri citizen. This provision does not apply unless we prove that the insured intended suicide when this certificate was applied for. This provision does not apply to an increase in face amount unless the insured intended suicide when the increase in face amount was applied for.

Annual Report

Each year a report will be sent to you which shows the current certificate values, premiums paid and deductions made since the last report, and any outstanding certificate loans.

Projection of Benefits and Values

You may make a written request to us for a projection of illustrative future cash values and death benefits. This projection will be furnished to you for a nominal fee.

8.   SEPARATE ACCOUNT PROVISIONS

Separate Account

The variable benefits under this certificate are provided through investments in the Separate Account. This account is used for flexible premium variable life insurance policies and, if permitted by law, may be used for other policies or contracts as well.

We hold the assets of the Separate Account. These assets are held separately from the Company's general assets. Income, gains and losses --- whether or not realized --- from assets allocated to the Separate Account will be credited to or charged against the account without regard to our other income, gains or losses.

Assets held by the Separate Account will not be charged with liabilities that arise from any other business we may conduct. We have the right to transfer to the Company's general assets any assets of the Separate Account which are in excess of the reserves and other policy liabilities of the Separate Account.

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The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is also subject to the laws of the State of Missouri, which regulate the operations of insurance companies incorporated in Missouri. The investment policy of the Separate Account will not be changed without the approval of the Insurance Commissioner of the State of Missouri. The approval process is on file with the Insurance Commissioner of the state in which the contract was delivered.

Divisions

The Separate Account has several Divisions which are shown on the certificate specifications page. The Separate Account will buy shares in the Funds identified on the certificate specifications page. Each Fund corresponds to a different investment portfolio.

Income, gains and losses---whether or not realized---from the assets of each Division of the Separate Account are credited to or charged against that Division without regard to income, gains or losses in other Divisions of the Separate Account.

We will value the assets of each Division of the Separate Account at the end of each valuation period. A valuation period is the period between two successive valuation dates, commencing at the close of trading (currently 4:00 p.m. New York time) each valuation date and ending at the close of trading (currently 4:0O p.m. New York time) on the next succeeding valuation date. A valuation date is each day that the New York Stock Exchange and our home office are open for business or any other day that may be required by any applicable Securities and Exchange Commission Rules and Regulations.

Transfers

You may transfer amounts among the Divisions of the Separate Account.

These transfers will be subject to the following conditions:

-    We must receive a written request for transfer.

- Transfers from or among the Divisions of the Separate Account may be made at any time and must be at least $250.00 or the entire amount you have in a Division, if smaller.

We may modify the transfer privilege at any time, including the minimum amount transferable, the frequency, and the transfer charge, if any.

Addition, Deletion or Substitution of Investments

We reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares of a fund that are held by the Separate Account or that the Separate Account may purchase. We reserve the right to eliminate the shares of any of the Funds and to substitute shares of another fund or of another registered open-end, investment company, if the shares or funds are no longer available for investment or if in our judgment, further investment in any fund should become inappropriate in view of the purpose of the policy or contract. We will not substitute any shares attributable to the owner's interest in a Division of the Separate Account without notice to the owner and compliance with the Investment Company Act of 1940. This will not prevent the Separate Account from purchasing other securities for other series or classes of policies, or from permitting conversion between series or classes of policies or contracts on the basis of requests made by owners.

We reserve the right to establish additional Divisions of the Separate Account, each of which would invest in a new fund or in shares of another open-end investment company and to make such Divisions available to such class or series of policies as we deem appropriate. Subject to any required regulatory approval, we also reserve the right to eliminate or combine existing Divisions of the Separate Account or to transfer assets between Divisions.

Subject to obtaining any necessary regulatory or owner approval, the Separate Account may be operated as a management company under the Investment Company Act of 1940; it may be deregistered under that Act in the event registration is no longer required; it may be combined with other separate accounts; or its assets may be transferred to other separate accounts.


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9.   PAYMENT OF CERTIFICATE BENEFITS

Payment

A lump sum payment will be made as provided on the face page.

Interest on Proceeds

We will pay interest on proceeds from the date of the insured's death to the date of payment. Interest will be at an annual rate determined by us, but never less than the guaranteed rate of 4.0%.

Extended Provisions

Provisions for settlement of proceeds different from a lump sum payment may only be made upon written agreement with us.